Exhibit 99(a)(5)

TKK Symphony Acquisition Corporation Announces the Commencement of Tender Offer to Complete Merger

October 17, 2019 - TKK Symphony Acquisition Corporation (Nasdaq: TKKS) (the “Company”) announced that it has today commenced a tender offer (the “Tender Offer”) to purchase up to 25,000,000 of its ordinary shares, par value $0.0001 per share, at a purchase price of $10.26 per Class A common share. The ordinary shares are currently listed on the Nasdaq Capital Market under the symbol “TKKS.”  On October 16, 2019, the closing price of the ordinary was $10.17 per share.  The Tender Offer will expire at 5:00 p.m. New York City time on November 15, 2019 unless extended or earlier terminated by the Company (the “Expiration Date”).

Only ordinary shares validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. The Company’s obligation to purchase ordinary shares pursuant to the Tender Offer is subject to the satisfaction of certain conditions. Ordinary shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company’s expense promptly following the expiration of the Tender Offer.

The Tender Offer is being made in connection with the Company’s previously announced merger with Glory Star New Media Group Limited, a Cayman Islands company (the “Merger”). The Tender Offer is being made pursuant to the Company’s organizational documents, which require that in connection with the Merger, the Company provides its shareholders with the opportunity to tender their ordinary shares for a pro rata portion of the Company’s trust account (the “Trust Account”). The Company intends to fund the purchase of ordinary shares in the Tender Offer with cash available to the Company from the Trust Account.

TKK Symphony Sponsor 1 (the Company’s Sponsor) and holders of the Company’s founder shares, including members of its management team, have agreed with the Company to waive the rights to tender any ordinary shares they acquired in or after the IPO in connection with the Tender Offer and the Merger.

The Board of Directors of the Company recommends that you do not accept the Tender Offer with respect to your ordinary shares. You are encouraged to review the Offer to Purchase contained in the Company’s tender offer statement on Schedule TO, which will be or has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and which is being distributed to shareholders.

About TKK Symphony Acquisition Corporation

TKK Symphony Acquisition Corporation is a blank check company incorporated on February 5, 2018 as a Cayman Islands exempted company and formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Led by Chairman and Chief Executive Officer Sing Wang, TKK Symphony consummated the Initial Public Offering on Nasdaq on August 20, 2018, raising aggregate gross proceeds of $250,000,000.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company expects to file or has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: TKKS.info@morrowsodali.com.

This press release contains “forward looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company’s control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

ICR Inc.

Jack Wang

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com

Investor Relations/Media

Morrow Sodali LLC

Tel: (800) 662-5200

E-mail: TKKS.info@morrowsodali.com

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